VIA EDGAR

April 3, 2025

John F. Kernan

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting Office

100 F Street, N.E.

Washington, DC 20549

Re:	ProFunds (the “Trust”) (File Nos. 333-28339; 811-08239)

Dear Mr. Kernan:

We are writing to respond to the comments that you communicated to us in connection with the SEC Staff's periodic review of the Trust's Form N-CSR filings for each of the series of the Trust for the two-year fiscal period ending July 31, 2024, pursuant to the Sarbanes-Oxley Act of 2002, as amended.

For ease of reference, the Staff’s comments have been restated before our responses.

1.Comment: The Staff notes that certain series of ProFunds appear to bear disproportionately large absolute dollar shares of certain expenses such as transfer agency fees and other fees compared to relatively smaller allocations made to a large majority of funds. All of these funds would appear to have comparable minimum service requirements. For example, the short and inverse funds were allocated approximately $2,600.00 on average in transfer agency fees during the fiscal year despite a number of funds experiencing significant gross shareholder subscription and redemption activity. Ultra Short Nasdaq-100 ProFund had gross subscriptions and redemptions of $2.2 and $2.3 billion, respectively, in the two-year period ending July 31, 2024, but only accrued $25,390 in transfer agency fees in the same period. In comparison, Ultra Nasdaq-100 ProFund accrued $509,433 in transfer agency expenses during its most recent fiscal year.

Please explain the expense allocation methodology used to allocate transfer agency fees to the Funds and describe the factors considered by Fund management and the Board in determining the reasonableness and fairness of these allocation methodologies, citing U.S. GAAP and other applicable accounting and regulatory guidance.

1

In your response, please:

(a)Address the allocation methodology applied, if different, at a sub-component level (base fee, per account fees, out-of-pocket expenses, etc.).

(b)Confirm that the allocation of transfer agency fees to individual Funds is consistent with the terms of the transfer agency agreement and any subsequent amendments and explain any differences or reallocations.

(c)Confirm if non-variable product series of the trust receive an allocation of the $10,000 base fee applicable to each variable product series Fund per the terms of the transfer agency fee agreement and explain the rationale for this allocation methodology (the Staff notes that less than $10,000 in transfer agency fees was allocated to a large number of variable funds during the prior fiscal year).

(d)Confirm if the manner in which transfer agency fees are billed to each Fund by the third-party vendor aligns with the allocation of expenses to the Funds and explain any differences.

(e)Explain any consideration given specifically to the justification of the low transfer agency fee allocations to UltraShort Funds/Inverse Funds experiencing significant shareholder activity.

(f)Confirm if the Board has evaluated the risks of a subset of Funds cross-subsidizing the services of other Funds and the risks of the Advisor indirectly benefitting from these expense allocation methodologies to the extent that it lowers the expenses allocated to Funds that are the subject of contractual expense limitation agreements and summarize the Board’s conclusions.

Response: Consistent with ASC 220-10-S99-3, the Trust’s disclosures, and industry best practice, transfer agency expenses that directly relate to a specific series are allocated directly to that series, and transfer agency expenses that relate to all series or a subset of series are prorated to each series on the basis of average net assets during the month in which the services were rendered. In evaluating the reasonableness and fairness of the Trust’s allocation methodology, the Trust’s treasurer considers the terms of the contract, the manner in which the amounts due are recorded on the invoice, and whether expenses were negotiated on a per-Fund basis or considering the Fund Complex as a whole, including any economies of scale the Trust may achieve.

(a)The transfer agency base fee is allocated across all series of the Trust based on average net assets during the month in which the services were rendered. The additional base fee for all series of the Trust offered through variable insurance companies (“VP Funds”) is allocated across VP Funds based on average net assets during the month in which services were rendered. Per-account fees that are only applicable to certain series of the Trust are allocated across those series based on average net assets during the month in which the fees were incurred: for example, the Open and Closed Account charges are only applicable to series offered to retail investors (“Retail Funds”) and only allocated among the Retail Funds. Similarly, any out-of- pocket expenses that are only applicable to certain series of the Trust are allocated across those series based on average net assets during the month in which the expenses were incurred: for example, BlueSky Check fees are not applicable to the VP Funds and thus are not allocated to those Funds.

(b)The Trust confirms that the expense allocations are consistent with the terms of the transfer agency agreement and any subsequent amendments.

2

(c)As noted above, the additional base fee for VP Funds is allocated across VP Funds and not to the Retail Funds.

(d)The Trust confirms that the manner in which transfer agency fees are billed to the Trust and the Funds is aligned with and consistent with the Trust’s expense allocation methodology. All transfer agency fees, including out-of-pocket expenses, are billed to the Trust. Generally, the invoices do not specifically identify particular series but rather categories of expense. Based on those categories and the expense allocation methodology described above, amounts are allocated to the appropriate series.

(e)Although in some instances specific Funds may experience significant shareholder activity in a particular period, the Advisor notes that the transfer agency costs to the Trust do not vary based on the level of shareholder activity. As a result, the specific identification of expenses related to that shareholder activity is not practicable. Consistent with ASC 220-10-S99-3, the Trust has determined to allocate common expenses on average net assets during the month the services were rendered and believes that methodology to be reasonable.

(f)In approving the Transfer Agency Agreement fee schedule, the Board reviewed the fees, including the structure of the base fees, per-account fees, and out-of-pocket expenses. The Board considered the nature of the services, the benefits of the revised fee schedule, including the savings that it represented to the Funds and the potential fall-out benefits that the Advisor might receive as a result of the expense limitation agreements between the Funds and the Advisor.

Moreover, the Board is generally aware of how the Trust’s expenses are allocated between Funds, including how each component of the transfer agency fees are allocated. The Trust’s treasurer has represented that the Trust’s allocation methodology is reasonable and appropriate under the circumstances.

Finally, at the September 2024 Board meeting, in connection with the Board’s approval of the continuation of the Advisory Agreement between the Advisor and the Trust, the Board received and evaluated comparative fee data for each Fund and considered the fee waiver and/or expense reimbursement arrangements in place for each Fund. The Board also considered any indirect, or “fall-out,” benefits that the Advisor or its affiliates derive from their relationship to the Funds but concluded that such benefits were relatively insignificant. Based on these and other considerations and determinations, the Board concluded that the continuation of the Advisory Agreement was in the best interest of the shareholders of the Fund.

2.Comment: Please supplementally confirm if audit and tax fees are being accrued in accordance with the terms of the audit and tax engagement letter, including if they are specified at a Fund level. To the extent that audit fees are being allocated to individual Funds based upon a different expense allocation methodology, please explain such methodology.

Response: The Trust confirms the audit and tax fees are accrued in accordance with the terms of the audit and tax engagement letter. The Trust negotiates the audit and tax fees based on the Fund Complex as a whole.

3.Comment: Staff notes that Ultra Nasdaq-100 ProFund has accrued a liability for other accrued expenses of $927,758 at fiscal year end and recognized $1,148,732 in other fees during the fiscal year (which is the equivalent of 42% of the total of other fees accrued in the other 62 Funds

3

reviewed by the Staff). In your response, please explain if these amounts include audit and tax fees and provide details of each amount billed and accrued to this Fund.

Response: The Trust confirms these amounts include legal, audit and tax, insurance, licensing fees, mailing and printing fees and other miscellaneous expenses. The amount of audit and tax fees noted with respect to Ultra Nasdaq-100 ProFund were billed to the Trust and allocated across all Retail Funds, except Government Money Market ProFund, based on the average net assets during the month the services were rendered.

4.Comment: Other expenses appear to be significant in certain Funds, for example UltraShort Nasdaq-100 ProFund. Please confirm that any categories of other expenses that exceed 5% of total expenses have been separately identified in accordance with SX 6-07 2(b).

Response: The Trust confirms that there were no categories of other expenses that exceed 5% of the total expenses.

5.Comment: The Staff notes that a large number of ProFunds make significant investments in derivatives instruments. However, the response to Item C.7.n in Form N-CEN filed in October 2024 does not indicate a reliance on Rule 18f-4. Please confirm if the Funds are relying on Rule 18f-4 or any of its exceptions and amend the appropriate responses in the Form N-CEN filing accordingly.

Response: The Trust confirms that certain series of ProFunds do rely on Rule 18f-4 and will amend the responses in Form N-CEN to indicate this reliance as requested.

* * * * *

We hope that these responses adequately address your comments. If you or any other SEC staff member should have any further comments or questions regarding this filing, please contact me at (240) 497-6400. Thank you for your time and attention to this filing.

Very truly yours,

/s/ Kristen Freeman ProFund Advisors LLC Senior Director, Counsel

4